AUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ASSISTED LIVING CONCEPTS, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
04544X300
(CUSIP Number)
January 30, 2013
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53220K504
1	NAMES OF REPORTING PERSONS: Newtyn Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 1,742,900*
	6	SHARED VOTING POWER: 0*
	7	SOLE DISPOSITIVE POWER:1,742,900*
	8	SHARED DISPOSITIVE POWER: 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,742,900*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7%*
12	TYPE OF REPORTING PERSON IA

* Beneficial ownership percentage is based upon 20,072,122 shares of Class A Common Stock, $0.01 par value per share (“Common Stock”), of Assisted Living Concepts, Inc., a Nevada corporation (the “Company”), issued and outstanding as of October 31, 2012, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the Securities and Exchange Commission on November 8, 2012.  Newtyn Management LLC (the “Reporting Person”) is the investment manager to Newtyn Partners, LP (“NP”) and Netwyn TE Partners, LP (“NTE”).  As of January 30, 2013, NP held 1,013,744 shares of Common Stock and NTE held 729,156 shares of Common Stock.  The Reporting Person, as the investment manager to NP and NTE, possesses the sole power to direct the vote and the sole power to direct the disposition of the 1,742,900 shares of Common Stock held in the aggregate by NP and NTE.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own 1,742,900 shares of Common Stock, or 8.7% of the shares of Common Stock deemed to be issued and outstanding as of January 30, 2013.

Item 1(a). Name of Issuer: Assisted Living Concepts, Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:
W140 N8981 Lilly Road
Menomonee Falls, WI 53051

Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being filed by Newtyn Management LLC, a New York limited liability company and the investment manager to (a) Newytn Partners, LP (“NP”), which is the holder of 1,013,744 shares of Class A Common Stock, par value $0.01 per share (“Common Stock”), of the Company reported on this Schedule 13G, and (b) Newtyn TE Partners, LP, which is the holder of 729,156 shares of Common Stock of the Company reported on this Schedule 13G.

The 1,742,900 shares of Common Stock held in the aggregate by NP and NTE, which constitute 8.7% of the shares of Common Stock deemed to be outstanding as of January 30, 2013, are deemed to be beneficially owned indirectly by Newtyn Management LLC, as the investment manager to NP and NTE.
Item 2(b). Address of Principal Business Office or if none, Residence:

The address for the Reporting Person is: 599 Lexington Ave., 41st Floor, New York, New York 10022.

Item 2(c). Citizenship:

Newtyn Management LLC is organized under the laws of the State of New York.

Item 2(d). Title of Class of Securities:

Class A Common Stock, $0.01 par value per share

Item 2(e). CUSIP Number: 04544X300

Item 3. Not Applicable

Item 4. Ownership:

(a)	Amount beneficially owned: 1,742,900*

(b)	Percent of class: 8.7%*

(c)	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 1,742,900*

ii.	Shared power to vote or to direct the vote: 0*

iii.	Sole power to dispose or to direct the disposition: 1,742,900*

iv.	Shared power to dispose or to direct the disposition: 0*

* This Schedule 13G is being filed by Newtyn Management LLC, a New York limited liability company and the investment manager to (a) NP, which is the holder of 1,013,744 shares of Common Stock of the Company reported on this Schedule 13G, and (b) NTE, which is the holder of 729,156 shares of Common Stock of the Company reported on this Schedule 13G.

The 1,742,900 shares of Common Stock held in the aggregate by NP and NTE, which constitute 8.7% of the shares of Common Stock deemed to be outstanding as of January 30, 2013, are deemed to be beneficially owned indirectly by Newtyn Management LLC, as the investment manager to NP and NTE.

The foregoing beneficial ownership percentage is based upon 20,072,122 shares of Common Stock of the Company issued and outstanding as of October 31, 2012, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the Securities and Exchange Commission on November 8, 2012.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[ signatures on next page ]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

NEWTYN MANAGEMENT LLC

By: /s/ Noah Levy Name: Noah Levy Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)